Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Introduction to the Consolidated Financial Statements: The Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc. on February 29, 1996. The operating results of this business are included in the Consolidated Financial Statements and related Notes to Financial Statements from March 1, 1996 forward. At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation ("Albemarle"), in the form of a tax-free stock dividend to Ethyl common shareholders. The operating results of what is now Albemarle are included in the financial statements for the two months ended February 28, 1994. (See Notes 2 and 3 on pages 32 and 33, respectively.)

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands of Dollars Except Per-Share Amounts)         Ethyl Corporation & Subsidiaries
Years ended December 31                                         1996       1995          1994
Net sales                                                   $1,149,651   $960,450    $1,174,086
Cost of goods sold                                             804,623    636,056       776,508
                                                              --------   --------    ----------
   Gross profit                                                345,028    324,394       397,578
Selling, general and administrative expenses                   103,626    100,062       144,455
Research, development and testing expenses                      71,723     77,153        82,661
Special charges                                                      -      4,750         2,720
                                                              --------   --------    ----------
   Operating profit                                            169,679    142,429       167,742

Interest and financing expenses                                 24,268     26,833        25,378
Other (income) expense, net                                       (361)      (580)        1,218
                                                              --------   --------    ----------

Income before income taxes                                     145,772    116,176       141,146
Income taxes                                                    52,800     42,213        43,391
                                                              --------   --------    ----------
Net income                                                  $   92,972   $ 73,963    $   97,755
                                                              ========   ========    ==========

Earnings per share                                          $      .78   $    .62    $      .83
                                                              ========   ========    ==========
See accompanying notes to financial statements.


CONSOLIDATED BALANCE SHEETS

(In Thousands of Dollars Except Share Data)
- ----------------------------------------------------------------------------
December 31                                               1996        1995
- ----------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                           $   20,148 $   29,972
   Accounts receivable, less allowance for doubtful
     accounts (1996 - $2,375;  1995 - $2,317)             177,788    169,451
   Inventories:
     Finished goods and work-in-process                   179,322    146,010
     Raw materials                                         21,498     13,285
     Stores, supplies and other                             9,782      6,587
                                                        ---------  ---------
                                                          210,602    165,882

   Deferred income taxes and prepaid expenses              18,627     23,207

                                                        ---------  ---------
     Total current assets                                 427,165    388,512
                                                        ---------  ---------


Property, plant and equipment, at cost                    764,145    713,635
   Less accumulated depreciation and amortization        (333,268)  (285,327)
                                                        ---------  ---------
     Net property, plant and equipment                    430,877    428,308
                                                        ---------  ---------

Other assets and deferred charges                         159,470    151,833
Goodwill and other intangibles - net of amortization       77,657     15,134
                                                        ---------  ---------
Total assets                                           $1,095,169 $  983,787
                                                        =========  =========

See accompanying notes to financial statements.

                                              Ethyl Corporation & Subsidiaries
December 31                                                 1996       1995
Liabilities & shareholders' equity
Current liabilities:
   Accounts payable                                    $   74,939  $  55,903
   Accrued expenses                                        64,167     58,682
   Dividends payable                                       14,806     14,806
   Long-term debt, current portion                          6,701          -
   Income taxes payable                                    20,298     16,379
                                                        ---------   --------
      Total current liabilities                           180,911    145,770
                                                        ---------   --------

Long-term debt                                            325,480    302,973

Other noncurrent liabilities                               84,502     84,171

Deferred income taxes                                      64,376     40,745

Shareholders' equity:
   Common stock ($1 par value)
      Issued - 118,443,835 in 1996 and 1995               118,444    118,444
   Additional paid-in capital                               2,799      2,799
   Foreign currency translation adjustments                (1,888)     2,090
   Retained earnings                                      320,545    286,795
                                                        ---------   --------
                                                          439,900    410,128
                                                        ---------   --------

Total liabilities & shareholders' equity               $1,095,169  $ 983,787
                                                        =========   ========

See accompanying notes to financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands of Dollars Except Share Data)                                     Ethyl Corporation & Subsidiaries
- -----------------------------------------------------------------------------------------------------------------
 Years Ended December 31                            1996                    1995                     1994
- -----------------------------------------------------------------------------------------------------------------
                                           Shares       Amounts     Shares       Amounts      Shares      Amounts
- -----------------------------------------------------------------------------------------------------------------
Common stock
(authorized 400,000,000 shares)
   Beginning balance                     118,443,835   $118,444   118,434,401   $118,434   118,405,287   $118,405
   Issued upon exercise of
      stock options and SARs                       -          -         9,434         10        75,723         76
   Purchased and retired                           -          -             -          -       (46,609)       (47)
                                         -----------    -------   -----------    -------   -----------    -------
   Ending balance                        118,443,835    118,444   118,443,835    118,444   118,434,401    118,434
                                         ===========    -------   ===========    -------   ===========    -------
Additional paid-in capital
   Beginning balance                                      2,799                    2,706                    2,450
   Exercise of stock options and SARs                         -                       93                      858
   Retirement of purchased common stock                       -                        -                     (602)
                                                        -------                  -------                  -------
   Ending balance                                         2,799                    2,799                    2,706
                                                        -------                  -------                  -------

Foreign currency translation adjustments
   Beginning balance                                      2,090                   (2,253)                  (1,757)
   Translation adjustments                               (3,978)                   4,343                    3,647
   Spin-off of Albemarle Corporation                          -                        -                   (4,143)
                                                        -------                  -------                  -------
   Ending balance                                        (1,888)                   2,090                   (2,253)
                                                        -------                  -------                  -------

Retained earnings
   Beginning balance                                    286,795                  272,050                  633,483
   Net income                                            92,972                   73,963                   97,755
   Cash dividends declared:
      First Preferred stock, $6.00 per share                  -                        -                      (12)
      Common stock, $.50 per share                      (59,222)                 (59,218)                 (59,215)
   Dividend of common stock of
      Albemarle Corporation, at book value                    -                        -                 (399,957)
   Redemption of 6% First Preferred stock                     -                        -                       (4)
                                                        -------                  -------                  -------
   Ending balance                                       320,545                  286,795                  272,050
                                                        -------                  -------                  -------


Total shareholders' equity                             $439,900                 $410,128                 $390,937
                                                        =======                  =======                  =======

See accompanying notes to financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Dollars)                                              Ethyl Corporation & Subsidiaries
- ---------------------------------------------------------------------------------------------------------
Years ended December 31                                                      1996       1995       1994
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                           $  29,972 $   31,166 $   48,201
                                                                          --------  ---------  ----------
Cash flows from operating activities:
   Net income                                                               92,972     73,963     97,755
   Adjustments to reconcile income to cash flows from operating activities:
      Depreciation and amortization                                         61,919     49,224     53,983
      Special charges                                                            -      4,750     10,720
      Gain on sale of subsidiary                                                 -          -     (4,150)
      Deferred income taxes                                                  7,860     15,714     10,262
      Changes in assets and liabilities, net of effects from acquisition:
         Decrease (increase) in accounts receivable                         18,710     64,771    (29,701)
         (Increase) decrease in inventories                                 (1,241)   (15,560)     9,166
         Decrease (increase) in prepaid expenses                             5,239     (2,366)    (5,516)
         (Decrease) in accounts payable and accrued expenses                   (78)   (37,948)    (2,621)
         Increase (decrease) in income taxes payable                         2,741     (1,208)    (6,903)
      Other, net                                                            (2,884)    (2,003)   (10,775)
                                                                          --------  ---------  ----------
      Cash provided from operating activities                              185,238    149,337     122,220
                                                                          --------  ---------  ----------

Cash flows from investing activities:
   Capital expenditures                                                    (29,403)   (44,831)   (147,260)
   Acquisition of business (net of $1,245 cash acquired)                  (133,032)         -           -
   Proceeds from sale of subsidiary                                              -          -      60,500
   Other, net                                                               (2,405)       217      (8,234)
                                                                          --------  ---------  ----------
      Cash used in investing activities                                   (164,840)   (44,614)    (94,994)
                                                                          --------  ---------  ----------

Cash flows from financing activities:
   Additional long-term debt                                                29,000    153,000      47,400
   Repayment of long-term debt                                                   -   (200,000)          -
   Cash dividends paid                                                     (59,222)   (59,220)    (62,184)
   Cash and cash equivalents of Albemarle spun off
      as a dividend on February 28, 1994                                         -          -     (29,332)
   Repurchases of capital stock                                                  -          -        (649)
   Other, net                                                                    -        303         504
                                                                          --------  ---------  ----------
      Cash used in financing activities                                    (30,222)  (105,917)    (44,261)
                                                                          --------  ---------  ----------

(Decrease) in cash and cash equivalents                                     (9,824)    (1,194)    (17,035)
                                                                          --------  ---------  ----------
Cash and cash equivalents at end of year                                 $  20,148 $   29,972 $    31,166
                                                                          ========  =========  ==========

See accompanying notes to financial statements.



NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   CONSOLIDATION - The consolidated financial statements include the accounts and operations of Ethyl Corporation and all of its subsidiaries ("the Company"). All significant intercompany accounts and transactions are eliminated in consolidation.
   BASIS OF PRESENTATION - The Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc. ("Texaco") on February 29, 1996. The Consolidated Financial Statements and related Notes to Financial Statements include the results of operation of the Texaco additives business from March 1, 1996 forward. The balance sheet accounts of this business are included in the Consolidated Balance Sheet at December 31, 1996. At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation ("Albemarle"), in the form of a tax-free stock dividend to Ethyl common shareholders. The operating results of what is now Albemarle are included in the consolidated financial statements and related Notes to Financial Statements for the two months ended February 28, 1994. Certain amounts in the accompanying financial statements and notes thereto have been reclassified to conform to the current presentation.
   FOREIGN CURRENCY TRANSLATION - The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of income. Translation adjustments (net of deferred income tax liability of $56,000 and income tax benefits of $262,000 and $1,481,000 in 1996, 1995 and 1994, respectively), are reflected as foreign currency translation adjustments in Shareholders' Equity and accordingly have no effect on net income. Transaction adjustments for all foreign subsidiaries are included in income.
   INVENTORIES - Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis for substantially all domestic inventories, and on either the weighted-average cost or first-in, first-out basis for other inventories. Cost elements included in inventories are raw materials, direct labor and manufacturing overhead. Raw materials include purchase and delivery costs. Stores and supplies include purchase costs.
   PROPERTY, PLANT & EQUIPMENT - Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest capitalized on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses therein are included in income. Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.
   The Company re-evaluates property, plant and equipment based on fair values or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and it writes down recorded costs of the assets to fair value when recorded costs, prior to impairment, are higher.
   ENVIRONMENTAL COMPLIANCE & REMEDIATION - Environmental compliance costs include the costs of purchasing and/or constructing assets to prevent, limit and control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.
   Environmental compliance costs also include maintenance and operating costs with respect to pollution-prevention-and-control facilities and administrative costs. Such operating costs are expensed as incurred.
   Environmental remediation costs of facilities used in current operations are generally immaterial and are expensed as incurred. Remediation costs and post-remediation costs including post-remediation monitoring costs at facilities or off-plant disposal sites that relate to an existing condition caused primarily by past operations are accrued as liabilities and expensed when costs can be reasonably estimated.
   GOODWILL & OTHER INTANGIBLES - Goodwill acquired prior to November 1, 1970 ($1,652,000) is not being amortized. Goodwill acquired subsequently ($6,559,000 and $8,500,000 at December 31, 1996 and 1995, respectively, net of accumulated amortization) is being amortized on a straight-line basis, over a period of ten years. Other intangibles ($69,446,000 and $4,982,000 at December 31, 1996 and 1995, respectively, net of accumulated amortization) are being amortized on a straight-line basis primarily over periods from four to twenty years. Amortization of goodwill and other intangibles amounted to $8,676,000 for 1996, $4,504,000 for 1995 and $9,379,000 for 1994. Accumulated
amortization of goodwill and other intangibles was $26,436,000 and $17,760,000 at the end of 1996 and 1995, respectively. The Company re-evaluates goodwill and other intangibles based on fair values or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and it writes down recorded costs of the assets to fair value when recorded costs, prior to impairment, are higher.
   PENSION PLANS & OTHER POSTEMPLOYMENT BENEFITS - Annual costs of pension plans are determined actuarially based on Financial Accounting Standards Board ("FASB") Statement No. 87, "Employers' Accounting for Pensions." The policy of the Company is to fund its U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974. Annual costs of other postretirement plans are accounted for based on FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The policy of the Company is to fund its postretirement health benefits for retirees on a pay-as-you-go basis. Annual costs of other postemployment plans for employees who leave the Company for reasons other than retirement are immaterial and are accounted for based on FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." The Company's policy is to fund such benefits on a pay-as-you-go basis.
   PROFIT-SHARING & EMPLOYEE SAVINGS PLAN - The Company's employees participate in defined contribution profit-sharing and employee savings plans, which are generally available to all full-time and hourly employees. Certain other employees, who are covered by a collective bargaining agreement, may participate pursuant to the terms of such bargaining agreement. The plans are funded with contributions by participants and the Company. The Company has recorded expenses of $2,952,000, $2,703,000 and $3,321,000 in 1996, 1995 and
1994, respectively, related to these plans.
   RESEARCH, DEVELOPMENT & TESTING EXPENSES - Company-sponsored research, development and testing expenses related to present and future products are expensed as incurred. Research and development expenses determined in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs," were $47.4 million, $54.5 million and $49.7 million in 1996, 1995 and 1994, respectively.
   INCOME TAXES - Income taxes are determined based on FASB Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on differences between financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
   DERIVATIVE INSTRUMENTS & HEDGING OF FOREIGN CURRENCY EXPOSURES - The Company's general practice has been not to make use of derivative financial instruments or hedging transactions but rather to manage foreign currency exposure by attempting to maintain assets and liabilities in approximate balance for each of the major foreign currencies to which the Company has risk exposure. At December 31, 1996, the Company was not a party to any derivative financial instruments or hedging transactions.
   EARNINGS PER SHARE - Earnings per share is computed after deducting applicable preferred stock dividends from net income and using the weighted-average number of shares of common stock and common stock equivalents outstanding during the year. The numbers of shares used in computing earnings per share were 118,448,000 in 1996, 118,446,000 in 1995, and 118,451,000 in
1994.
   STOCK-BASED COMPENSATION - The Company currently accounts for its stock-based compensation plans pursuant to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25").
   In 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This standard, which was effective for the year ended December 31, 1996, allows companies to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense using the intrinsic value method prescribed in APB Opinion No. 25. Companies electing to continue using the intrinsic value method must disclose PRO FORMA net income and earnings per share as if the fair-value-based method of accounting had been applied. The Company has made such required disclosures in Note 13 which begins on page 35.
   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ somewhat from those estimates.

2. ACQUISITION OF TEXACO LUBRICANT ADDITIVES BUSINESS
   On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc., ("Texaco") including manufacturing and blending facilities (with an allocated value of $27.1 million), identifiable intangibles (with an allocated value of $72.1 million) and working capital. The acquisition (accounted for under the purchase method), included a cash payment of $134.3 million, an estimated $6.4 million for decommissioning and related costs for those acquired facilities that are being phased out of production and shutdown during 1997, certain liabilities assumed, and deferred taxes, as well as a future contingent payment of up to $60 million. The cash payment was financed primarily under the Company's revolving credit agreement. The payment of up to $60 million will become due on February 26, 1999, with interest payable on the contingent debt until such date. The actual amount of the contingent payment and total interest will be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998, as specified in the contingent note agreement. Texaco retained substantially all noncurrent liabilities.
   As the Company's 1996 financial statements only include ten months of operations of the recently acquired lubricant additives business, the following selected unaudited PRO FORMA information is being provided to present a summary of the combined results of the Company and the worldwide lubricant additives business of Texaco as if the acquisition had occurred as of January 1, 1996 and 1995, giving effect to purchase accounting adjustments. The PRO FORMA data is for informational purposes only and may not necessarily reflect the results of operations of Ethyl had the acquired business operated as part of the Company for the years ended December 31, 1996 and 1995.

(In Thousands Except Per-Share Amounts)
- -----------------------------------------------------------------------------
Year Ended December 31             1996                      1995
                                       PRO FORMA                  PRO FORMA
                        Historical    (unaudited)   Historical   (unaudited)
- -----------------------------------------------------------------------------
Net sales               $1,149,651    $ 1,198,826    $960,450    $1,304,012
Net income              $   92,972    $    94,504    $ 73,963    $   86,106
Earnings per share      $      .78    $       .80    $    .62    $      .73
- -----------------------------------------------------------------------------

The PRO FORMA amounts reflect the results of operations for the Company, the acquired business, and the following purchase accounting adjustments for the periods presented:

- - Elimination of sales and costs of goods sold on transactions between the Company and Texaco, primarily including certain of the acquired business' blending and packaging operations pursuant to the Company's agreement to blend and/or package certain products for Texaco under a tolling arrangement. The tolling contract calls for the Company to process, for a fee, products that the Company neither owns nor sells.

- - Depreciation on fixed assets and amortization of intangible assets based on the purchase price allocation for each period presented.

- - Efficiencies realized in selling, general and administrative expenses, as well as research, development and testing expenses, based on staffing levels and the number of activities and research, development and testing and other procedures actually being integrated into the combined company.

- - Elimination of historical interest expense of the acquired business as well as the addition of the incremental interest expense on additional revolving credit debt that would have been incurred to finance the acquisition.

- -  Estimated income tax effect on the PRO FORMA adjustments.

3. SPIN-OFF OF ALBEMARLE CORPORATION
   At the close of business on February 28, 1994, Ethyl completed the spin-off of its wholly owned subsidiary, Albemarle, in the form of a tax-free stock dividend. Following the spin-off, Albemarle owned, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemicals businesses formerly owned directly or indirectly by the Company. One share of Albemarle common stock was distributed to Ethyl common shareholders for every two shares of Ethyl common stock held. Following the distribution, in the opinion of management, expenses of Ethyl would not have differed materially from the amounts remaining in the Ethyl consolidated financial statements after eliminating those expenses attributable to Albemarle.

SUPPLEMENTAL PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED) - As a result of the aforementioned distribution, the Company believes that the following PRO FORMA Condensed Statements of Income are important to enable the reader to obtain a meaningful understanding of the Company's results of operations for 1994. The PRO FORMA Condensed Statements of Income are for informational purposes only to illustrate the estimated effects of the distribution of Albemarle on Ethyl on a stand-alone basis and may not necessarily reflect what the earnings or results of operations of Ethyl would have been had Albemarle operated as a separate, independent company.

PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED)
- -------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
- -------------------------------------------------------------------------------
Year Ended December 31, 1994                 Historical Adjustments(a) ProForma
- -------------------------------------------------------------------------------
Net sales                                    $1,174,086  $(155,064)  $1,019,022
Cost of goods sold                              776,508   (119,086)     657,422
                                              ---------   --------    ---------
Gross profit                                    397,578    (35,978)     361,600
Selling, general & administrative expenses      144,455    (14,471)     129,984
Research, development & testing expenses         82,661     (8,662)      73,999
Special charges                                   2,720          -        2,720
                                              ---------   --------    ---------
Operating profit                                167,742    (12,845)     154,897
Interest & financing expenses                    25,378     (2,873)(b)   22,505
Other expense, net                                1,218        543        1,761
                                              ---------   --------    ---------
Income before income taxes                      141,146    (10,515)     130,631
Income taxes                                     43,391     (4,239)(c)   39,152
                                              ---------   --------    ---------
Net income                                   $   97,755  $  (6,276)   $  91,479
                                              =========   ========     ========
Earnings per share(d)                        $      .83               $     .78
                                              =========                ========

NOTES:
a. To eliminate the historical income and expenses of Albemarle for the period presented, as if the distribution had occurred on January 1, 1994.

b. To eliminate interest expense that would have been incurred by Albemarle on debt transferred to Albemarle (as if the distribution had occurred on January 1, 1994), including debt under the credit facility transferred from Ethyl. Interest eliminated under the credit facility was computed at the weighted-average interest rate of 3.8% for the two months ended February 28, 1994, less capitalized interest of $124,000. Interest rates used to calculate the Albemarle interest eliminated under the credit facility are those rates that were available to Ethyl under its revolving credit agreement during the period presented. Such rates were used because, during management's negotiations to obtain the credit facility, the rates available to Ethyl and Albemarle on a stand-alone basis were approximately the same. Management was advised that these rates would have been the same during the period presented.

c. To record the estimated income tax effect for the pro forma adjustments described in Notes (a) and (b) for the two months ended February 28, 1994.

d. Historical and PRO FORMA earnings per share, based on net income are computed after deducting applicable preferred-stock dividends from such income and using the weighted-average number of shares of common stock and common-stock equivalents outstanding for the period presented.

4. SUPPLEMENTAL CASH-FLOW INFORMATION
   Supplemental information for the Consolidated Statements of Cash Flows is as follows:
                                                       (In Thousands)
                                                 1996      1995       1994
Cash paid during the year for:
Income taxes                                   $37,409 $  22,881    $45,513
Interest and financing
   expenses(net of capitalization)              24,644    31,390     24,118
Supplemental investing and
   financing non-cash transactions:
     Dividend of common stock of Albemarle
      Corporation at book value                      -         -    399,957
     Liabilities assumed in connection with
      the acquisition of the Texaco lubricant
      additives business (primarily deferred
      taxes and working capital liabilities)    63,610         -          -

Also see Notes 2 and 3 with respect to acquired and spun-off operations.

5. GEOGRAPHIC AREAS
   The geographic areas table on page 23 (and the related introduction and notes on pages 22 and 23) is an integral part of the consolidated financial statements. Information about the Company's geographic areas, as well as major customers, is presented for the years 1992-1996. The discussion of geographic areas information for the years 1994-1996 on page 24 is unaudited.

6. CASH & CASH EQUIVALENTS
   Cash and cash equivalents consist of the following:
                                            (In Thousands)
                                            1996       1995
                                          -------    -------
Cash and time deposits                    $13,894    $21,167
Short-term securities                       6,254      8,805
                                          -------    -------
   Total                                  $20,148    $29,972
                                          =======    =======
   Short-term securities (generally commercial paper maturing in less than 90 days) are stated at cost plus accrued income, which approximates market value.

7. INVENTORIES
   Domestic inventories stated on the LIFO basis amounted to $103,521,000 and $58,750,000 at December 31, 1996 and 1995, respectively, which are below replacement cost by approximately $16,875,000 and $20,310,000, respectively.

8. DEFERRED INCOME TAXES & PREPAID EXPENSES
   Deferred income taxes and prepaid expenses consist of the following:

                                            (In Thousands)
                                            1996       1995
                                          -------    -------
Deferred income taxes - current           $15,907    $15,499
Prepaid expenses                            2,720      7,708
                                          -------    -------
   Total                                  $18,627    $23,207
                                          =======    =======

9. PROPERTY, PLANT & EQUIPMENT, AT COST
   Property, plant and equipment, at cost, consist of the following:
                                            (In Thousands)
                                            1996       1995
                                          -------    -------
Land                                     $ 54,646   $ 49,346
Land improvements                          30,565     29,516
Buildings                                 100,881     94,270
Machinery and equipment                   548,178    489,511
Capitalized interest                       21,638     21,004
Construction in progress                    8,237     29,988
                                          -------    -------
   Total                                 $764,145   $713,635
                                          =======    =======

   The cost of the property, plant and equipment is depreciated, generally by the straight-line method, over the following useful lives:
Land improvements                                  5-30 years
Buildings                                         10-40 years
Machinery and equipment                            3-25 years

   Interest capitalized on significant capital projects in 1996, 1995 and 1994 was $634,000, $2,223,000 and $8,060,000, respectively, while amortization of capitalized interest (which is included in depreciation expense) was $1,864,000, $1,878,000, and $1,294,000, respectively.

10. ACCRUED EXPENSES
   Accrued expenses consist of the following:
                                                (In Thousands)
                                                 1996    1995
Employee benefits, payroll and related taxes  $ 15,356 $ 13,078
Other                                           48,811   45,604
                                              -------- --------
   Total                                      $ 64,167 $ 58,682
                                              ======== ========

11. LONG-TERM DEBT
   A summary of long-term debt maturities at December 31, 1996, is listed below:

                                                (In Thousands)
                                                     Variable-
                                           Variable-   Rate
                                             Rate     Medium-
                                             Bank       Term
                                             Loans     Notes   Total
1997                                                $  6,750  $  6,750
1998                                                   6,750     6,750
1999                                      $  9,000     6,750    15,750
2000                                       290,000     6,750   296,750
2001                                                   6,750     6,750
                                          --------  --------  --------
                                          $299,000  $ 33,750   332,750
                                          ========  ========
Less unamortized discount                                         (569)
                                                              --------
Total long-term debt at December 31, 1996                      332,181

Less amount maturing during 1997
   (net of unamortized discount)                                 6,701
                                                              --------
Amount maturing after 1997                                    $325,480
                                                              ========

   The Company has an unsecured competitive advance and revolving credit facility agreement with a group of banks permitting it to borrow up to $500 million. Fees of up to 3/8 of 1% per annum are assessed on the unused portion of the commitment. The credit facility permits borrowing for the next three years at various interest rate options. The facility contains a number of covenants, representations and events of default typical of a credit facility agreement of this size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of shareholders' equity (as defined) and consolidated indebtedness and maintenance of minimum shareholders' equity of at least $250 million. The Company was in compliance with such covenants at December 31, 1996. Under this agreement, $290 million was borrowed at December 31, 1996. Amounts outstanding at February 16, 2000, mature on that date. Average interest rates on variable-rate bank loans during 1996 and 1995 were 5.9% and 6.4%, respectively.
   The Company also has four uncommitted agreements with banks providing for immediate borrowings up to a maximum of $155 million at the individual bank's money-market rate. No amounts were borrowed under these agreements at December 31, 1996. The average interest rates on borrowings during 1996 and 1995 under these agreements were 5.6% and 6.1%, respectively.
   The Company also has a $9 million variable-rate LIBOR based loan with NationsBank, N.A. which is due February 27, 1999. The current interest rate is determined every 90 days. The agreement contains a number of convenants, representations and events of default typical of a loan of this nature. The average interest rate was 5.76% during 1996.
   The Company's $33.75-million variable-rate (ranging from 8.6% to 8.86%) Medium-Term Notes were issued in five series (1 through 5) of $6.75 million each, which are due annually in serial order at 100% of their principal amount, beginning December 15, 1997, through December 15, 2001.

12. OTHER NONCURRENT LIABILITIES
   Other noncurrent liabilities consist of the following:
                                               (In Thousands)
                                               1996      1995
Provision for environmental remediation
  and future shutdown costs                  $50,954   $52,511
Other                                         33,548    31,660
                                             -------   -------
    Total                                    $84,502   $84,171
                                             =======   =======

13. CAPITAL STOCK & STOCK OPTIONS
   SHAREHOLDER RIGHTS PLAN - Pursuant to a Rights Agreement dated September 24, 1987, the Company distributed one Preferred Stock, Series B purchase right ("Right") for each outstanding share of Common Stock to the shareholders of record on October 5, 1987. Unless the Board of Directors directs otherwise, one additional Right will be issued with respect to each additional share of Common Stock issued prior to the occurrence of certain potential change-in-control events. The Rights become exercisable upon certain potential change-in-control events. When exercisable, the Rights entitle holders to purchase 2.522 one-thousandth of a share (subject to adjustment) of Preferred Stock, Series B, and upon the occurrence of certain events, the Rights entitle holders to purchase shares of Common Stock at a substantial discount. Exercise of the Rights will cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of the Board of Directors. The Board of Directors may, under certain circumstances, cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights expire on September 24, 1997, if not redeemed earlier. The Rights have no voting or dividend privileges. Until such time as the Rights become exercisable, they are attached to and do not trade separately from the Common Stock.
   REDEEMABLE PREFERRED STOCK - The Cumulative First Preferred 6% Series A stock of 2,002 shares, which was previously outstanding, was called for redemption in December 1994 at $101 per share, plus accrued dividends.
   STOCK OPTION PLAN - The Company has an incentive stock option plan, whereby incentive stock options and nonqualifying stock options may be granted to officers and other key employees to purchase a specified number of shares of common stock at an exercise price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Certain options become exercisable upon the attainment of specified earnings objectives or market price appreciation of the Company's common stock. The remaining options become exercisable one year after the grant date. In addition to the stock options, the recipient may also be granted a stock appreciation right ("SAR"). To date, SARs generally have been granted for the same number of shares subject to related options.
   During 1994, the Board of Directors of the Company unanimously adopted and the shareholders approved an amendment to the Company's incentive stock option plan increasing the number of shares issuable under the option plan by 5,900,000 to 11,900,000 and establishing an annual limit of 200,000 on the number of shares for which options may be granted to an individual. At
December 31, 1996 and 1995, 5,964,925 and 6,156,014 shares, respectively, were available for grant.

   A summary of the status of the Company's stock option plan as of December 31, 1994, 1995, and 1996, and changes during the years ending on those dates is presented below:

                                                                  Weighted-
                                                                   Average
                                                                   Exercise
                                                         Shares     Price
- ----------------------------------------------------------------------------
Outstanding at January 1, 1994                           607,613      $17.24
Granted                                                3,042,000       12.50
Adjustment for Albemarle Spin-off                        168,650       11.56
Exercised                                                (73,475)      12.29
Surrendered upon exercise of SARs                        (48,402)      12.17
Lapsed                                                  (413,112)      15.20
                                                       ---------
Outstanding at December 31, 1994                       3,283,274       12.40
Exercised                                                 (9,434)      10.85
                                                       ---------
Outstanding at December 31, 1995                       3,273,840       12.40
Granted                                                  280,000        8.88
Lapsed                                                   (88,911)      12.73
                                                       ---------
Outstanding at December 31, 1996                       3,464,929       12.11
                                                       =========
Exercisable at:
December 31, 1994                                        241,274
December 31, 1995                                        944,240
December 31, 1996                                        895,329

   The fair value, as of the grant date, of each option granted in 1996 was estimated using a Black-Scholes type option-pricing model, as prescribed by FASB Statement No. 123. The following assumptions were used for valuing the options granted in 1996:

    Dividend yield                       4.6%
    Expected volatility                 19.4%
    Risk-free interest rate              6.3%
    Expected life                     7 years

   Based on these assumptions, the stock options granted in 1996 have an estimated average value, as of the grant date, of $1.63 per share.
   Had compensation cost for the Company stock option plan been determined based on the fair value at the grant date consistent with the fair value method prescribed by FASB Statement No. 123, the Company's 1996 net income would have been reduced on a PRO FORMA basis from $92,972,000 to $92,881,000. Earnings per share would have been unchanged at $.78.
   However, the Company continues to apply APB Opinion No. 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized for the stock option plan.

The following tables summarize information about the stock options outstanding or exercisable at December 31, 1996:

                Options Outstanding
- -----------------------------------------------------
 Range of       Number         Weighted-Average
 Exercise    Outstanding     Remaining      Exercise
  Prices     at 12/31/96  Contractual Life   Price
- -----------------------------------------------------
 $8.88           280,000       9.9 years      $ 8.88
  9.00 -  9.86    59,681       3.1              9.59
 11.22 - 11.71   201,328       3.9             11.51
 12.50 - 12.83 2,909,270       7.2             12.51
 14.11            14,650       1.0             14.11
               ---------
 8.88 - 14.11  3,464,929       7.1             12.11
               =========

               Options Exercisable
 ------------------------------------------------
  Range of           Number
  Exercise        Exercisable    Weighted-Average
   Prices         at 12/31/96     Exercise Price
 ------------------------------------------------
 $  8.88                  -          $  8.88
    9.00 -  9.86     59,681             9.59
   11.22 - 11.71    201,328            11.51
   12.50 - 12.83    619,670            12.53
   14.11             14,650            14.11
                    -------
    8.88 - 14.11    895,329            12.13
                    =======

14. LOSSES AND GAINS ON FOREIGN CURRENCY
   Foreign currency transaction adjustments resulted in a loss of $3,158,000 in 1996 and gains of $1,827,000 in 1995 and $1,968,000 in 1994 and are included in income.

15. CONTRACTUAL COMMITMENTS & CONTINGENCIES
   Rental expense was $17,126,000 for 1996, $13,703,000 for 1995 and
$17,120,000 for 1994.
   The Company has a number of operating lease agreements primarily for office space, transportation equipment and storage facilities.
   Future lease payments for the next five years for all noncancelable leases as of December 31, 1996, are $8,891,000 for 1997, $4,343,000 for 1998,
$2,270,000 for 1999, $1,334,000 for 2000, $721,000 for 2001, and amounts payable after 2001 are $2,613,000.
   Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $2,900,000 at December 31, 1996.
   The Company and Albemarle entered into agreements, dated as of February
28, 1994, pursuant to which the Company and Albemarle agreed to coordinate certain facilities and services of adjacent operating sites at plants in Orangeburg, South Carolina; Houston, Texas; and Feluy, Belgium. On March 1, 1996, certain of the agreements were transferred to Amoco Chemical Company as part of Albemarle's sale of a portion of its business. In addition, the Company and Albemarle entered into agreements providing for the blending by Albemarle of Ethyl's additive products and the production of antioxidants and manganese-based antiknock compounds at the Orangeburg plant. Ethyl was billed approximately $34 million in 1996 and $48 million during both 1995 and 1994 in connection with these agreements. Also, as discussed in prior years, the Company and Albemarle entered into a tax sharing agreement and an indemnification agreement, which together allocate taxes and various indemnifications, respectively, for periods prior to February 28, 1994.
   The Company is from time to time subject to routine litigation incidental to its business. The Company is not a party to any pending litigation proceedings that are expected to have a materially adverse effect on the Company's results of operations or financial condition. Further, no additional disclosures are required in conformity with FASB Statement No. 5, "Accounting for Contingencies," due to immateriality.
   At December 31, 1996 and 1995, the Company had accruals of $41,200,000 and $41,600,000, respectively, for environmental liabilities. In developing its estimates of environmental remediation and monitoring costs, the Company considers, among other things, risk-based assessments of the contamination, currently available technological solutions, alternative cleanup methods, and prior Company experience in remediation of contaminated sites, all of which are based on presently enacted laws and regulations. Amounts accrued do not take into consideration claims for recoveries from insurance. Although studies have not been completed for certain sites, some amounts generally are estimated to be expended over extended periods. When specific amounts within a range cannot be determined, the Company has accrued the minimum amount in that range.
   Environmental exposures are difficult to assess and estimate for numerous reasons including the complexity and differing interpretations of regulations, lack of reliable data, multiplicity of possible solutions, and length of time. As the scope of the Company's environmental contingencies becomes more clearly defined, it is possible that expenditures in excess of those amounts already accrued may be necessary. However, management believes that these overall costs are expected to be incurred over an extended period of time and, as a result, such contingencies are not expected to have a material impact on the consolidated financial position or liquidity of the Company, but they could have a material adverse effect on the Company's results of operations in any given future quarterly or annual period.
   The Company has agreed to a contingent note payable of up to $60 million as part of the acquisition of the lubricant additives business of Texaco Inc. See
Note 2 on page 32 for additional information.

16. PENSION PLANS & OTHER POSTRETIREMENT BENEFITS
   U.S. PENSION PLANS - The Company has noncontributory defined benefit pension plans covering most U.S. employees. The benefits for these plans are based primarily on years of service and employees' compensation. The Company's funding policy complies with the requirements of federal law and regulations. Plan assets consist principally of common stock, U.S. government and corporate obligations and group annuity contracts. The pension information for all periods includes amounts related to the Company's salaried and hourly plans.
   Some of the changes from 1994 to 1995 in the following tables reflect the effects of the spin-off of Albemarle at the close of business on February 28, 1994. The impact from the related hourly plans and a portion of the salaried plan identified with employees who were transferred to Albemarle is included for the two months of 1994.
   The components of U.S. net pension income are as follows:

 (In Thousands)
Years ended December 31                     1996     1995     1994
                                          -------  -------   -------
Return on plan assets:
Actual return                            $ 67,490 $ 48,411  $ 32,018
Actual return (higher)
  lower than expected                     (35,451) (17,612)    3,256
                                          -------  -------   -------
Expected return                            32,039   30,799    35,274
Amortization of transition asset            4,277    4,277     4,730
Service cost (benefits earned
  during the year)                         (4,210)  (2,821)   (5,462)
Interest cost on projected
  benefit obligation                      (21,428) (22,753)  (24,122)
Amortization of prior
  service costs                            (2,816)  (2,683)   (2,958)
                                          -------  -------   -------
Net pension income                       $  7,862 $  6,819  $  7,462
                                          =======  =======   =======

   Amortization of the transition asset is based on the amount determined at the date of adoption of FASB Statement No. 87.
   Net pension income and plan obligations are calculated using assumptions of estimated discount and interest rates and rates of projected increases in compensation. The discount rate on projected benefit obligations was assumed to be 7.0% at December 31, 1996 and 1995, and 8.25% at December 31, 1994. The assumed interest rate at the beginning of each year is the same as the discount rate at the end of each prior year. The rates of projected compensation increase were assumed to be primarily 4.5% at December 31, 1996, 1995 and 1994. The expected long-term rate of return on plan assets was assumed to be 9% each year. Net pension income (table at left) is determined using assumptions as of the beginning of each year. Funded status (table below) is determined using assumptions as of the end of each year.
   The following table presents a reconciliation of the funded status of the U.S. pension plans to prepaid pension expense, which is included in "Other assets and deferred charges":

                                                       (In Thousands)
Years ended December 31                                1996      1995
Plan assets at fair value                           $426,671 $387,484
Less actuarial present value of
  benefit obligations:
    Accumulated benefit obligation
      (including vested benefits of
      $293,134 and $298,293, respectively)           297,031  302,079
    Projected compensation increase                   20,394   18,015
                                                     -------  -------
    Projected benefit obligation                     317,425  320,094
                                                     -------  -------
Plan assets in excess of projected
  benefit obligation                                 109,246   67,390
Unrecognized net (gain) loss                         (34,142)   1,609
Unrecognized transition asset being
  amortized principally over 16 years                (22,307) (26,584)
Unrecognized prior-service costs
  being amortized                                     21,069   22,897
                                                     -------  -------
Prepaid pension expense                             $ 73,866 $ 65,312
                                                     =======  =======

   One of the Company's U.S. pension plans is the supplemental executive retirement plan ("SERP"), which is an unfunded defined benefit plan. The actuarial present value of accumulated benefit obligations related to the Company's SERP totalled $12,451,000 and $11,999,000 at December 31, 1996 and 1995, respectively. The prepaid pension expense asset in the table above is net of an accrued pension expense liability of $11,164,000 and $10,443,000 related to the SERP at December 31, 1996 and 1995, respectively. Pension expense for the SERP totalled $1,410,000, $1,456,000 and $1,459,000 for 1996,
1995 and 1994, respectively.

   FOREIGN PENSION PLANS - Pension coverage for employees of the Company's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. Pension cost for 1996, 1995 and 1994 for these
plans was $1,681,000, $1,195,000 and $3,317,000, respectively.   The actuarial
present value of accumulated benefits at December 31, 1996 and 1995, was $25,527,000 and $15,570,000, substantially all of which was vested, compared with net assets available for benefits of $23,717,000 and $18,811,000, respectively.
   CONSOLIDATED - Consolidated net pension income for 1996, 1995 and 1994 was $6,181,000, $5,624,000 and $4,145,000, respectively.

OTHER POSTRETIREMENT BENEFITS - The Company also provides postretirement medical benefits and life insurance for certain groups of retired employees which it accounts for based on FASB Statement No. 106.
  The Company continues to fund medical and life insurance benefit costs principally on a pay-as-you-go basis. Although the availability of medical coverage after retirement varies for different groups of employees, the majority of employees who retire from the Company before becoming eligible for Medicare can continue group coverage by paying the full cost of a composite monthly premium designed to cover the claims incurred by active and retired employees. The availability of group coverage for Medicare-eligible retirees also varies by employee group with coverage designed either to supplement or coordinate with Medicare. Retirees generally pay a portion of the cost of the coverage. The components of net periodic postretirement benefit cost are as follows:
                                                     (In Thousands)
Years ended December 31                          1996     1995     1994
                                               ------   ------   -------
Service cost (benefits attributed to
  employee service during the year)           $  (932) $  (720) $ (1,789)
Interest cost on accumulated
  postretirement benefit obligation            (3,424)  (3,654)   (4,419)
Amortization of prior service cost                 28       72         -
Actual return on plan assets                    2,286    2,309     2,101
                                               ------   ------   -------
Net periodic postretirement
  benefit cost                                $(2,042) $(1,993) $ (4,107)
                                               ======   ======   =======

   Summary information on the Company's plans is as follows:

                                                      (In Thousands)
Years ended December 31                               1996      1995
                                                   --------  --------
Accumulated postretirement benefit
   obligation (APBO) for:
     Retirees                                     $  39,564 $  40,277
     Fully eligible, active plan participants         2,463     2,669
     Other active plan participants                   9,513    10,163
                                                   --------  --------
                                                     51,540    53,109
Plan assets at fair value                           (26,663)  (25,615)
Unrecognized prior service cost                         307       863
Unrecognized net gain (loss)                          3,367      (270)
                                                   --------  --------
Accrued postretirement benefit cost               $  28,551 $  28,087
                                                   ========  ========

   Plan assets are held under an insurance contract and reserved for retiree life-insurance benefits.
   The discount rate used in determining the APBO was 7.0% at December 31, 1996 and 1995, and 8.25% at December 31, 1994. The expected long-term rate of return on plan assets used in determining the net periodic postretirement benefit cost was 9% for each year, and the estimated pay increase was 4.5% at December 31, 1996, 1995 and 1994. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13% in 1994, 12% in 1995 and 11% in 1996, declining by 1% per year to an ultimate rate of 7%, except that managed-care costs were assumed to begin at 10% in 1994, 9% in 1995 and 8% in 1996, declining by 1% per year to 6%.
   If the health-care cost-trend rate assumptions were increased by 1%, the APBO, as of December 31, 1996, would be increased by approximately $3.0 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would be an increase of about $0.4 million.
   CHANGES IN ESTIMATES - The lower discount rate at December 31, 1995, increased the pension accumulated benefit obligation by about $31.3 million and the pension projected benefit obligation by about $33.2 million. The lower discount rate at December 31, 1995, increased the postretirement accumulated benefit obligation by approximately $6.3 million. The rate-change effects on net pension income and postretirement benefit costs are not material to the Company's financial statements.

17. INCOME TAXES
   Income before income taxes, and current and deferred income taxes are composed of the following:

                                                 (In Thousands)
Years ended December 31                      1996     1995     1994
                                           -------  -------  -------
Income before income taxes:
  Domestic                                $114,547 $ 90,409 $103,083
  Foreign                                   31,225   25,767   38,063
                                           -------  -------  -------
    Total                                 $145,772 $116,176 $141,146
Current income taxes:
  Federal                                 $ 28,982 $ 15,442 $ 19,451
  State                                      2,579    2,409    3,109
  Foreign                                   13,379    8,648   10,569
                                           -------  -------  -------
    Total                                   44,940   26,499   33,129
Deferred income taxes:
  Federal                                    8,196   12,002    6,180
  State                                      1,370    1,427      (45)
  Foreign                                   (1,706)   2,285    4,127
                                           -------  -------  -------
    Total                                    7,860   15,714   10,262
                                           -------  -------  -------
Total income taxes                        $ 52,800 $ 42,213 $ 43,391
                                           =======  =======  =======

   The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:

                                                    % of Income
                                                Before Income Taxes
                                             1996      1995       1994
                                            ------    ------     ------
Federal statutory rate                       35.0%     35.0%      35.0%
State taxes, net of federal tax benefit       1.8       2.1        1.8
Foreign sales corporation benefit            (0.1)     (0.6)      (1.2)
Research tax credit                          (0.4)     (1.7)         -
Provision for legal settlement                  -       0.9          -
Gain on sale of subsidiary                      -         -       (3.8)
Other items, net                             (0.1)      0.6       (1.1)
                                            ------    ------     ------
Effective income tax rate                    36.2%     36.3%      30.7%
                                            ======    ======     ======

   Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, using the liability or balance sheet method. Such temporary differences result primarily from differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
   The deferred income tax assets and deferred income tax liabilities recorded on the balance sheets as of December 31, 1996 and 1995, are as follows:

                                                        (In Thousands)
Deferred tax assets:                                    1996      1995
                                                       ------    ------
 Environmental reserves                               $15,708   $14,720
 Acquired fixed asset basis differences
   of Belgian subsidiary                                4,823         -
 Future employee benefits                               4,266     3,873
 Undistributed earnings of
   foreign subsidiaries                                 5,090     5,657
 Intercompany profit in inventories                     6,448     3,497
 Inventory capitalization                                 978       905
 Facilities write-down and other costs                  4,749     2,758
 Other                                                    810     4,149
                                                       ------    ------
Gross deferred assets                                  42,872    35,559
  Valuation allowance                                  (6,277)        -
                                                       ------    ------
Net deferred tax assets                                36,595    35,559
                                                       ------    ------
Deferred tax liabilities:
  Depreciation                                         37,486    36,063
  Long-term contingent note payable                    22,422         -
  Future employee benefits                             17,346    14,302
  Capitalization of interest                            2,510     1,287
  Other                                                 5,300     9,153
                                                       ------    ------
Deferred tax liabilities                               85,064    60,805
                                                       ------    ------
Net deferred tax liabilities                          $48,469   $25,246
                                                       ======    ======
Reconciliation to financial statements:
  Deferred tax assets                                 $15,907   $15,499
  Deferred tax liabilities                             64,376    40,745
                                                       ------    ------
Net deferred tax liabilities                          $48,469   $25,246
                                                       ======    ======

   During 1996, it was concluded that it is more likely than not that a portion of the deferred tax assets related to a Belgian subsidiary acquired as part of the Texaco additives acquisition will not be realized. A valuation allowance was therefore established for these assets at the date of acquisition. If this deferred tax asset is realized at a future date, the valuation allowance will be used to reduce the bases of the identifiable intangibles acquired. Based on current U.S. income tax rates, it is anticipated that no additional U.S. income taxes would be incurred if the unremitted earnings of the Company's foreign subsidiaries were remitted to Ethyl Corporation due to available foreign tax credits.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The following methods and estimates were used by the Company in estimating the fair values of its outstanding financial instruments in conformity with the disclosure requirements of FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments."

   Cash & Cash Equivalents - The carrying value approximates fair value. Long-Term Debt - The fair value of the Company's long-term debt is estimated based on current rates available to the Company for debt of the same remaining duration. The estimated fair values of Ethyl's financial instruments are as follows:

                                                    (In Thousands)
                                                  Carrying    Fair
                                                    Value    Value
                                                   -------  -------
December 31, 1996
Cash and cash equivalents                         $ 20,148 $ 20,148
Long-term debt, including  current maturities     $332,181 $334,275

December 31, 1995
Cash and cash equivalents                         $ 29,972 $ 29,972
Long-term debt, including  current maturities     $302,973 $306,279

19. SPECIAL CHARGES
   A special charge in 1995 amounting to $4,750,000 ($4,150,000 after income taxes, or $0.04 per share) covered a provision for the cost of a legal settlement by a subsidiary.
   Special charges in 1994 amounted to $2,720,000 ($1,690,000 after income taxes, or $.01 per share) consisting of a charge of $10,720,000 primarily for a provision for environmental remediation as well as other costs largely offset by the benefit of an $8,000,000 legal settlement.

20. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
   Information for 1996 includes the results of the worldwide lubricant additives business of Texaco Inc. since its acquisition on February 29, 1996.

(In Thousands Except Earnings Per Share) (Unaudited)
- -------------------------------------------------------------------------------------------
                                                First      Second       Third      Fourth
1996                                           Quarter     Quarter     Quarter     Quarter
- -------------------------------------------------------------------------------------------
Net sales                                      $242,185    $299,320    $304,169    $303,977
Gross profit                                   $ 76,057    $ 81,804    $ 95,427    $ 91,740
Net income                                     $ 19,030    $ 20,112    $ 28,485    $ 25,345
Earnings per share                             $    .16    $    .17    $    .24    $    .21
Shares used to compute earnings per share       118,456     118,448     118,444     118,444
- -------------------------------------------------------------------------------------------
1995
Net sales                                      $234,291    $224,530    $241,672    $259,957
Gross profit                                   $ 82,179    $ 70,599    $ 81,918    $ 89,698
Special charges (a)                            $      -    $      -    $  4,750    $      -
Net income                                     $ 21,493    $ 13,006    $ 16,967    $ 22,497
Earnings per share                             $    .18    $    .11    $    .14    $    .19
Shares used to compute earnings per share       118,438     118,443     118,442     118,460
- -------------------------------------------------------------------------------------------

(a) Refer to Note 19 "Special Charges."

MANAGEMENT'S REPORT ON THE FINANCIAL STATEMENTS




   Ethyl Corporation's management has prepared the financial statements and related notes appearing on pages 25 through 41 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of certain events and transactions on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Financial data appearing elsewhere in this annual report are consistent with these financial statements. However, actual results could differ from the estimates on which these financial statements are based.
   The Company maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.
   These financial statements have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Ethyl's internal accounting controls to the extent considered necessary to determine audit procedures.
The Audit Committee of the Board of Directors, composed only of outside directors, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the Board on recommendation of the Audit Committee, subject to shareholder approval.

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


certified public accountants                   in principal areas of the world
                       Riverfront Plaza West
                       901 East Byrd Street
                       Suite 1200
                       Richmond, Virginia 23219
                       Telephone (804) 697-1900

To the Board of Directors & Shareholders of Ethyl Corporation

   We have audited the accompanying consolidated balance sheets of Ethyl Corporation and Subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ethyl Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                         /s/ Coopers & Lybrand L.L.P.

                                         January 30, 1997
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